EXHIBIT (a)(1)(I)

In response to media inquiries, the Company issued the following statements on March 15, 2012:

“We believe these lawsuits are baseless and without merit.  The Apollo transaction was announced after a comprehensive review of alternatives conducted over a period of more than nine months by a special committee of independent directors.  That review included an outreach to 38 potential strategic and financial bidders, of which 11 signed confidentiality agreements and three, including Apollo, presented final proposals for the company.  Apollo’s final offer represented the highest fully financed bid. Importantly, the stockholder rights plan and the merger agreement do not prevent the company from accepting a higher and better offer from another party.  In addition, the company continues to believe that the Apollo transaction represents the best prospect for maximizing shareholder value.

We are excited about the prospect of partnering with Apollo, whose significant experience and access to capital will help us continue to grow and develop our brand in a way that we are unable to do given certain constraints related to our size and capital structure.”

“Lawsuits such as these are not uncommon following the announcement of a transaction like the one we have proposed, but we believe they are entirely without merit and we will respond to them as part of the normal course of business.  It is important to note that this proposed transaction has no impact on the day-to-day operation of our properties and we look forward to providing our guests with a great family entertainment experience.”

Additional Information and Where to Find It
These statements are not an offer to buy or the solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by affiliates of Apollo Global Management, LLC with the SEC on March 13, 2012. The Company filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the SEC on March 13, 2012. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement, in each case, and together with any amendments thereto, contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Investors and stockholders may obtain free copies of the solicitation/recommendation statement and other documents filed by the parties at the SEC’s Web site at www.sec.gov or at the Company’s Web site at corp.greatwolfresorts.com. The solicitation/recommendation statement and such other documents may also be obtained, when available, for free from the Company by directing such request to Investor Relations, 525 Junction Road, Ste. 6000 South Tower, Madison, WI 53717, telephone: (608) 662-4700.

Forward Looking Statements
The information contained in this document that addresses future results or expectations is considered forward-looking information as defined in the federal securities laws. Forward-looking information in this document can be identified through the use of words such as “may,” “will,” “intend,” “plan,” “project,” “expect,” “anticipate,” “should,” “would,” “believe,” “estimate,” “contemplate,” “possible,” and “point.” The forward-looking information is premised on many factors, some of which are outlined below. Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management’s assumptions.  The forward-looking information and statements are or may be based on current beliefs, expectations and assumptions, a series of projections and estimates and involve risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. For information regarding these risk factors, please refer to the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K, which may be accessed via EDGAR through the Internet at www.sec.gov.